UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM T-3/A

(Amendment No. 2)

FOR APPLICATIONS FOR QUALIFICATION OF INDENTURES
UNDER THE TRUST INDENTURE ACT OF 1939

Digicel Intermediate Holdings Limited Digicel International Finance Limited DIFL US LLC (Issuers)

Caribbean Cable Communications Holdings Limited

Wireless Ventures (Anguilla) Ltd.

Antigua Wireless Ventures Limited

New Millennium Telecom Services N.V.

Digicel Caribbean Ltd

Digicel Holdings Ltd.

Digicel Trinidad and Tobago International Finance Limited

Digicel Holdings (BTC) Limited

Grand Canal Finance Limited

Telecommunications (Bermuda and West Indies) Ltd.

The Bermuda Telephone Company Limited

Transact Limited

Wireless Holdings (Bermuda) Ltd.

Antilliano Por N.V.

Digicel (BVI) Limited

Digicel Cayman Services Ltd.

Digicel Holdings, Ltd.

Curaçao Telecom N.V.

Digicel Aruba Holdings B.V.

Digicel (Curaçao) Holdings B.V.

Digicel, S.A. de C.V.

Digicel Antilles Francaises Guyane

Digicel French Caribbean S.A.S.

U-Mobile (Cellular) Inc.

Antilles Crossing – St. Croix, Inc.

OneFone, S.A.

Unigestion Holding, S.A.

Digicel (Jamaica) Limited

Oceanic Digital Jamaica Limited

French Caribbean Holdings S.à r.l.

Bamba Holdings Limited

Digicel Caribe Holding Limited

Digicel Eastern Caribbean Limited

Digicel Guyana Holdings Ltd.

Digicel Guyana Ltd.

Digicel Haiti Holding Limited

Digicel Haiti International Finance Limited

Digicel Haiti International Finance Holdings Limited

Fibre Investments Limited

Digicel (Trinidad & Tobago) Limited

Digicel Turks & Caicos Holdings Ltd

(Guarantors)

(Name of applicants)
Clarendon House 2 Church Street Hamilton HM 11 Bermuda +1 (441) 500-0099
(Address of principal executive offices)

Securities to be Issued Under the Indenture to be Qualified

Title of Class	Amount(1)
9.00% Senior Secured First Lien Notes due 2027	$1,249,941,690 aggregate principal amount

(1)	Assumes that (a) all the DIFL Secured Noteholders (as defined in the Scheme Document filed as Exhibit T3E-1) elect to receive their DIFL Secured Debt Work Fee (as defined in the Scheme Document) in the form of New Notes (as defined herein) and (b) all the Term Loan Lenders (as defined in the Scheme Document) elect to receive their DIFL Secured Debt Work Fee in the form of New Term Loans (as defined in the Scheme Document).

Approximate date of issuance

Upon the effective date of the Scheme (as defined herein), which will be approximately January 26, 2024

Name and address of agent for service:
Rahulkumar Jain Chief Financial Officer Clarendon House 2 Church Street Hamilton HM 11 Bermuda +1 (441) 500-0099

With copies to:
Michael Kaplan Davis Polk & Wardwell LLP 450 Lexington Ave New York, New York 10017 (212) 450-4000

The Applicants hereby amend this application for qualification on such date or dates as may be necessary to delay its effectiveness until: (i) the 20th day after the filing of an amendment that specifically states that it shall supersede this application, or (ii) such date as the Securities and Exchange Commission (the “Commission”), acting pursuant to Section 307(c) of the Trust Indenture Act of 1939, as amended (the “Trust Indenture Act”), may determine upon written request.

Explanatory Note

This Amendment No. 2 (this “Amendment”) to the Application for Qualification of Indenture on Form T-3, which amends the Application for Qualification of Indenture on Form T-3 (File No. 022-29107-42) originally filed by the Applicants with the Securities and Exchange Commission on August 21, 2023, as amended by Amendment No. 1 filed on January 18, 2024 (the “Initial Application”), is being filed to (i) attach certain exhibits previously omitted from the Initial Application and (ii) amend and restate the Index to Exhibits.

Except as described above, this Amendment is not intended to amend or delete any other part of the Initial Application. All other information in the Initial Application is unchanged and has been omitted from this Amendment. Unless indicated otherwise, all capitalized terms used herein but not otherwise defined herein have the meanings ascribed to them in the Initial Application.

Contents of Application for Qualification. This application for qualification comprises—

(a)  Pages numbered 1 to 2, consecutively.

(b)  The statement of eligibility and qualification of the trustee under the indenture to be qualified.

(c)  The following exhibits in addition to those filed as part of the statement of eligibility and qualification of the trustee:

Exhibit	Description
T3A-1.1	Certificate of Incorporation of Digicel Intermediate Holdings Limited**
T3A-1.2	Memorandum of Association of Digicel Intermediate Holdings Limited**
T3A-2.1	Certificate of Continuance of Digicel International Finance Limited**
T3A-2.2	Memorandum of Continuance of Digicel International Finance Limited**
T3A-3.1	Certificate of Continuance of Caribbean Cable Communications Holdings Limited**
T3A-3.2	Articles of Incorporation of Caribbean Cable Communications Holdings Limited**
T3A-4.1	Articles of Incorporation of Wireless Ventures (Anguilla) Ltd.**
T3A-5.1	Certificate of Incorporation of Antigua Wireless Ventures Limited**
T3A-5.2	Amended and Restated Articles of Incorporation of Antigua Wireless Ventures Limited**
T3A-6.1	English translation of Deed of Incorporation and Articles of Association of New Millennium Telecom Services N.V.**
T3A-7.1	Certificate of Continuance of Digicel Caribbean Ltd.**
T3A-7.2	Articles of Continuance of Digicel Caribbean Ltd.**
T3A-8.1	Certificate of Incorporation of Digicel Holdings Ltd.**
T3A-8.2	Articles of Incorporation of Digicel Holdings Ltd.**
T3A-9.1	Certificate of Incorporation of Digicel Trinidad and Tobago International Finance Limited**
T3A-9.2	Articles of Incorporation of Digicel Trinidad and Tobago International Finance Limited**
T3A-10.1	Certificate of Incorporation of Digicel Holdings (BTC) Limited**
T3A-10.2	Memorandum of Association of Digicel Holdings (BTC) Limited**
T3A-11.1	Certificate of Incorporation of Grand Canal Finance Limited**
T3A-11.2	Memorandum of Association of Grand Canal Finance Limited**
T3A-12.1	Certificate of Incorporation of Telecommunications (Bermuda and West Indies) Ltd.**
T3A-12.2	Memorandum of Association of Telecommunications (Bermuda and West Indies) Ltd.**
T3A-13.1	Private Act of Incorporation of The Bermuda Telephone Company Limited**

Exhibit	Description
T3A-14.1	Certificate of Incorporation of Transact Limited**
T3A-14.2	Memorandum of Association of Transact Limited**
T3A-15.1	Certificate of Incorporation of Wireless Holdings (Bermuda) Ltd.**
T3A-15.2	Memorandum of Association of Wireless Holdings (Bermuda) Ltd.**
T3A-16.1	English translation of Deed of Incorporation and Articles of Association of Antilliano Por N.V.**
T3A-17.1	Certificate of Incorporation of Digicel (BVI) Limited**
T3A-17.2	Memorandum and Articles of Association of Digicel (BVI) Limited**
T3A-18.1	Certificate of Incorporation of Digicel Cayman Services Ltd.**
T3A-18.2	Memorandum of Association of Digicel Cayman Services Ltd.**
T3A-19.1	Certificate of Incorporation of Digicel Holdings, Ltd.**
T3A-19.2	Memorandum of Association of Digicel Holdings, Ltd.**
T3A-20.1	English translation of Deed of Incorporation and Articles of Association of Curaçao Telecom N.V.**
T3A-21.1	Deed of Incorporation and Articles of Association of Digicel Aruba Holdings B.V.**
T3A-22.1	Deed of Incorporation and Articles of Association of Digicel (Curaçao) Holdings B.V.**
T3A-23.1	English translation of Articles of Incorporation of Digicel, S.A. de C.V.**
T3A-24.1	English translation of Articles of Association of Digicel Antilles Francaises Guyane**
T3A-25.1	English translation of Articles of Association of Digicel French Caribbean S.A.S.**
T3A-26.1	Certificate of Incorporation of U-Mobile (Cellular) Inc.**
T3A-26.2	Articles of Incorporation of U-Mobile (Cellular) Inc.**
T3A-27.1	English translation of Memorandum of Association of OneFone, S.A.**
T3A-28.1	Certificate of Incorporation of Antilles Crossing – St. Croix, Inc.**
T3A-29.1	English translation of Memorandum of Association of Unigestion Holding, S.A.**
T3A-30.1	Certificate of Incorporation of Digicel (Jamaica) Limited**
T3A-30.2	Memorandum of Association of Digicel (Jamaica) Limited**
T3A-31.1	Certificate of Incorporation of Oceanic Digital Jamaica Limited**
T3A-31.2	Memorandum of Association of Oceanic Digital Jamaica Limited**
T3A-32.1	English translation of Articles of Association of French Caribbean Holdings S.à r.l.**
T3A-33.1	Certificate of Incorporation of Bamba Holdings Limited**
T3A-34.1	Certificate of Incorporation of Digicel Caribe Holding Limited**
T3A-34.2	Amended and Restated Memorandum of Association of Digicel Caribe Holding Limited**
T3A-35.1	Amended and Restated Memorandum of Association of Digicel Eastern Caribbean Limited**
T3A-36.1	Certificate of Incorporation of Digicel Guyana Holdings Ltd.**
T3A-36.2	Amended and Restated Memorandum of Association of Digicel Guyana Holdings Ltd.**
T3A-37.1	Certificate of Incorporation of Digicel Guyana Ltd.**
T3A-37.2	Amended and Restated Memorandum of Association of Digicel Guyana Ltd.**
T3A-38.1	Certificate of Incorporation of Digicel Haiti Holding Limited**
T3A-38.2	Amended and Restated Memorandum of Association of Digicel Haiti Holding Limited**

Exhibit	Description
T3A-39.1	Certificate of Incorporation of Digicel Haiti International Finance Limited**
T3A-39.2	Amended and Restated Memorandum of Association of Digicel Haiti International Finance Limited**
T3A-40.1	Certificate of Incorporation of Digicel Haiti International Finance Holdings Limited**
T3A-40.2	Amended and Restated Memorandum of Association of Digicel Haiti International Finance Holdings Limited**
T3A-41.1	Certificate of Incorporation of Fibre Investments Limited**
T3A-41.2	Amended and Restated Memorandum of Association of Fibre Investments Limited**
T3A-42.1	Certificate of Amalgamation of Digicel (Trinidad & Tobago) Limited**
T3A-42.2	Articles of Amalgamation of Digicel (Trinidad & Tobago) Limited**
T3A-43.1	Certificate of Incorporation of Digicel Turks & Caicos Holdings Ltd.**
T3A-43.2	Articles of Incorporation of Digicel Turks & Caicos Holdings Ltd.**
T3A-44.1	Certificate of Formation of DIFL US LLC**
T3B-1	Bye-laws of Digicel Intermediate Holdings Limited**
T3B-2	Bye-laws of Digicel International Finance Limited**
T3B-3	Bye-laws of Caribbean Cable Communications Holdings Limited*
T3B-4	Bye-laws of Wireless Ventures (Anguilla) Ltd.*
T3B-5	Bye-laws of Antigua Wireless Ventures Limited*
T3B-6	Bye-laws of Digicel Caribbean Ltd.*
T3B-7	Bye-laws of Digicel Holdings Ltd.*
T3B-8	Bye-laws of Digicel Trinidad and Tobago International Finance Limited*
T3B-9	Bye-laws of Digicel Holdings (BTC) Limited*
T3B-10	Bye-laws of Grand Canal Finance Limited*
T3B-11	Bye-laws of Telecommunications (Bermuda and West Indies) Ltd.*
T3B-12	Bye-laws of The Bermuda Telephone Company Limited*
T3B-13	Amended Bye-laws of Transact Limited*
T3B-14	Bye-laws of Wireless Holdings (Bermuda) Ltd.*
T3B-15	English translation of Bye-laws of Digicel, S.A. de C.V.*
T3B-16	Bye-laws of U-Mobile (Cellular) Inc.*
T3B-17	Articles of Association of Digicel (Jamaica) Limited*
T3B-18	Articles of Association of Oceanic Digital Jamaica Limited*
T3B-19	Amended and Restated Articles of Association of Bamba Holdings Limited*
T3B-20	Articles of Association of Digicel Caribe Holding Limited*
T3B-21	Articles of Association of Digicel Eastern Caribbean Limited*
T3B-22	Articles of Association of Digicel Guyana Holdings Ltd.*
T3B-23	Amended Articles of Association of Digicel Guyana Ltd.*
T3B-24	Articles of Association of Digicel Haiti Holding Limited*
T3B-25	Articles of Association of Digicel Haiti International Finance Limited*
T3B-26	Articles of Association of Digicel Haiti International Finance Holdings Limited*

Exhibit	Description
T3B-27	Articles of Association of Fibre Investments Limited*
T3B-28	Bye-laws of Digicel (Trinidad & Tobago) Limited*
T3B-29	Limited Liability Company Agreement of DIFL US LLC*
T3B-30	Bye-laws of Antilles Crossing – St. Croix, Inc.*
T3C-1	Form of Indenture*
T3C-2	Form of Guaranty Agreement of Antilles Crossing - St. Croix, Inc.*
T3D	Findings of the Court*
T3E-1	Scheme Document**
T3E-2	Proxy Solicitation Statement**
T3E-3	Explanatory Statement*
T3F	Cross reference sheet showing the location in the Indenture of the provisions inserted therein pursuant to Section 310 through 318(a), inclusive, of the Trust Indenture Act (included in Exhibit T3C-1 hereto)*
25.1	Statement of eligibility and qualification of the trustee on Form T-1**

*	Filed herewith.

**	Previously Filed.

Signature

Pursuant to the requirements of the Trust Indenture Act of 1939, the Applicant below, a company organized and existing under the laws of Bermuda, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and attested, all in the city of Kingston, Jamaica, on the 18th day of January, 2024.

DIGICEL INTERMEDIATE HOLDINGS LIMITED

Attest:	/s/ Holly McNamara	By:	/s/ Stephen Murad
	Name: Holly McNamara		Name: Stephen Murad
	Title: Officer		Title: Director

Pursuant to the requirements of the Trust Indenture Act of 1939, the Applicant below, a company organized and existing under the laws of Bermuda, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and attested, all in the city of Castries, St. Lucia, on the 18th day of January 2024.

DIGICEL INTERNATIONAL FINANCE LIMITED

Attest:	/s/ Denis O’Brien	By:	/s/ Holly McNamara
	Name: Denis O’Brien		Name: Holly McNamara
	Title: Director		Title: Director

Pursuant to the requirements of the Trust Indenture Act of 1939, the Applicant below, a company organized and existing under the laws of the state of Delaware, USA, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and attested, all in the city of Castries, St. Lucia, on the 18th day of January 2024.

DIFL US LLC

		By:	Digicel International Finance Limited, its sole member

Attest:	/s/ Denis O’Brien	By:	/s/ Holly McNamara
	Name: Denis O’Brien		Name: Holly McNamara
	Title: Director		Title: Director

Pursuant to the requirements of the Trust Indenture Act of 1939, the Applicant below, a company organized and existing under the laws of Anguilla, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and attested, all in the city of The Valley, Anguilla, on the 18th day of January 2024.

CARIBBEAN CABLE COMMUNICATIONS HOLDINGS LIMITED

Attest:	/s/ Fiona Curtis	By:	/s/ Wenise Davis
	Name: Fiona Curtis, as Secretary, on behalf of Counsel Limited		Name: Wenise Davis
	Title: Secretary		Title: Director

Pursuant to the requirements of the Trust Indenture Act of 1939, the Applicant below, a company organized and existing under the laws of Anguilla, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and attested, all in the city of The Valley, Anguilla, on the 18th day of January 2024.

WIRELESS VENTURES (ANGUILLA) LTD.

Attest:	/s/ Danielle Connor	By:	/s/ Wenise Davis
	Name: Danielle Connor, as Secretary, on behalf of Counsel Limited		Name: Wenise Davis
	Title: Secretary		Title: Director

Pursuant to the requirements of the Trust Indenture Act of 1939, the Applicant below, a company organized and existing under the laws of Antigua and Barbuda, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and attested, all in the city of The Valley, Anguilla, on the 18th day of January 2024.

ANTIGUA WIRELESS VENTURES LIMITED

Attest:	/s/ Fiona Curtis	By:	/s/ Wenise Davis
	Name: Fiona Curtis, as Secretary, on behalf of Counsel Limited		Name: Wenise Davis
	Title: Secretary		Title: Director

Pursuant to the requirements of the Trust Indenture Act of 1939, the Applicant below, a company organized and existing under the laws of Aruba, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and attested, all in the city of Dublin, Ireland, on the 18th day of August, 2023.

NEW MILLENNIUM TELECOM SERVICES N.V.

Attest:	/s/ Roeland van der Hoeven	By:	/s/ Lucy Gaffney
	Name: Roeland van der Hoeven		Name: Lucy Gaffney
	Title: Managing Director		Title: Director

Pursuant to the requirements of the Trust Indenture Act of 1939, the Applicant below, a company organized and existing under the laws of Barbados, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and attested, all in the city of Castries, St. Lucia, on the 18th day of August, 2023.

DIGICEL CARIBBEAN LTD.

Attest:	/s/ Rhory McNamara	By:	/s/ Holly McNamara
	Name: Rhory McNamara, as Secretary, on behalf of MCSI INC.		Name: Holly McNamara
	Title: Secretary		Title: Director

Pursuant to the requirements of the Trust Indenture Act of 1939, the Applicant below, a company organized and existing under the laws of Barbados, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and attested, all in the city of Dublin, Ireland, on the 18th day of January 2024.

DIGICEL HOLDINGS LTD.

Attest:	/s/ Lucy Gaffney	By:	/s/ Denis O’Brien
	Name: Lucy Gaffney		Name: Denis O’Brien
	Title: Director		Title: Director

Pursuant to the requirements of the Trust Indenture Act of 1939, the Applicant below, a company organized and existing under the laws of Barbados, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and attested, all in the city of Dublin, Ireland, on the 18th day of January 2024.

DIGICEL TRINIDAD AND TOBAGO INTERNATIONAL FINANCE LIMITED

Attest:	/s/ Denis O’Brien	By:	/s/ Lucy Gaffney
	Name: Denis O’Brien		Name: Lucy Gaffney
	Title: Director		Title: Director

Pursuant to the requirements of the Trust Indenture Act of 1939, the Applicant below, a company organized and existing under the laws of Bermuda, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and attested, all in the city of Kingston, Jamaica, on the 18th day of January 2024.

DIGICEL HOLDINGS (BTC) LIMITED

Attest:	/s/ Pat Casey	By:	/s/ Stephen Murad
	Name: Pat Casey		Name: Stephen Murad
	Title: Director		Title: Director

Pursuant to the requirements of the Trust Indenture Act of 1939, the Applicant below, a company organized and existing under the laws of Bermuda, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and attested, all in the city of Kingston, Jamaica, on the 18th day of January 2024.

GRAND CANAL FINANCE LIMITED

Attest:	/s/ Denis O’Brien	By:	/s/ Stephen Murad
	Name: Denis O’Brien		Name: Stephen Murad
	Title: Director		Title: Director

Pursuant to the requirements of the Trust Indenture Act of 1939, the Applicant below, a company organized and existing under the laws of Bermuda, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and attested, all in the city of Kingston, Jamaica, on the 18th day of January 2024.

TELECOMMUNICATIONS (BERMUDA AND WEST INDIES) LTD.

Attest:	/s/ Pat Casey	By:	/s/ Stephen Murad
	Name: Pat Casey		Name: Stephen Murad
	Title: Director		Title: Director

Pursuant to the requirements of the Trust Indenture Act of 1939, the Applicant below, a company organized and existing under the laws of Bermuda, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and attested, all in the city of Kingston, Jamaica, on the 18th day of January 2024.

THE BERMUDA TELEPHONE COMPANY LIMITED

Attest:	/s/ Pat Casey	By:	/s/ Stephen Murad
	Name: Pat Casey		Name: Stephen Murad
	Title: Director		Title: Director

Pursuant to the requirements of the Trust Indenture Act of 1939, the Applicant below, a company organized and existing under the laws of Bermuda, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and attested, all in the city of Kingston, Jamaica, on the 18th day of January 2024.

TRANSACT LIMITED

Attest:	/s/ Pat Casey	By:	/s/ Stephen Murad
	Name: Pat Casey		Name: Stephen Murad
	Title: Director		Title: Director

Pursuant to the requirements of the Trust Indenture Act of 1939, the Applicant below, a company organized and existing under the laws of Bermuda, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and attested, all in the city of Kingston, Jamaica, on the 18th day of January 2024.

WIRELESS HOLDINGS (BERMUDA) LTD.

Attest:	/s/ Pat Casey	By:	/s/ Stephen Murad
	Name: Pat Casey		Name: Stephen Murad
	Title: Director		Title: Director

Pursuant to the requirements of the Trust Indenture Act of 1939, the Applicant below, a company organized and existing under the laws of Bonaire, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and attested, all in the city of Willemstad, Curaçao, on the 18th day of January 2024.

ANTILLIANO POR N.V.

Attest:	/s/ Roeland van der Hoeven	By:	/s/ Julius Girigori
	Name: Roeland van der Hoeven		Name: Julius Girigori
	Title: Managing Director		Title: Director

Pursuant to the requirements of the Trust Indenture Act of 1939, the Applicant below, a company organized and existing under the laws of the British Virgin Islands, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and attested, all in the city of Castries, St. Lucia, on the 18th day of January 2024.

DIGICEL (BVI) LIMITED

Attest:	/s/ Mara Samaniego	By:	/s/ Holly McNamara
	Name: Mara Samaniego		Name: Holly McNamara
	Title: Director		Title: Director

Pursuant to the requirements of the Trust Indenture Act of 1939, the Applicant below, a company organized and existing under the laws of the Cayman Islands, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and attested, all in the city of George Town, Cayman Islands, on the 18th day of January 2024.

DIGICEL CAYMAN SERVICES LTD.

Attest:	/s/ Michael Alberga	By:	/s/ Conor O’Dea
	Name: Michael Alberga, as Secretary, on behalf of International Corporation Services Ltd.		Name: Conor O’Dea
	Title: Secretary		Title: Director

Pursuant to the requirements of the Trust Indenture Act of 1939, the Applicant below, a company organized and existing under the laws of the Cayman Islands, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and attested, all in the city of Dublin, Ireland, on the 18th day of January 2024.

DIGICEL HOLDINGS, LTD.

Attest:	/s/ Michael Alberga	By:	/s/ Lucy Gaffney
	Name: Michael Alberga, as Secretary, on behalf of International Corporation Services Ltd.		Name: Lucy Gaffney
	Title: Secretary		Title: Director

Pursuant to the requirements of the Trust Indenture Act of 1939, the Applicant below, a company organized and existing under the laws of Curaçao, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and attested, all in the city of Willemstad, Curaçao, on the 18th day of January 2024.

CURAÇAO TELECOM N.V.

Attest:	/s/ Roeland van der Hoeven	By:	/s/ Julius Girigori
	Name: Roeland van der Hoeven		Name: Julius Girigori
	Title: Managing Director		Title: Director

Pursuant to the requirements of the Trust Indenture Act of 1939, the Applicant below, a company organized and existing under the laws of Curaçao, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and attested, all in the city of Willemstad, Curaçao, on the 18th day of January 2024.

DIGICEL ARUBA HOLDINGS B.V.

Attest:	/s/ Evert Rakers	By:	/s/ Desiree Jean Pierre
	Name: Evert Rakers, as Managing Director, on behalf of TMF Curaçao N.V.		Name: Desiree Jean Pierre, as Proxyholder B, on behalf of TMF Curaçao N.V.
	Title: Managing Director		Title: Managing Director

Pursuant to the requirements of the Trust Indenture Act of 1939, the Applicant below, a company organized and existing under the laws of Curaçao, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and attested, all in the city of Willemstad, Curaçao, on the 18th day of January 2024.

DIGICEL (CURAÇAO) HOLDINGS B.V.

Attest:	/s/ Evert Rakers	By:	/s/ Desiree Jean Pierre
	Name: Evert Rakers, as Managing Director, on behalf of TMF Curaçao N.V.		Name: Desiree Jean Pierre, as Proxyholder B, on behalf of TMF Curaçao N.V.
	Title: Managing Director		Title: Managing Director

Pursuant to the requirements of the Trust Indenture Act of 1939, the Applicant below, a company organized and existing under the laws of El Salvador, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and attested, all in the city of San Salvador, El Salvador, on the 18th day of January 2024.

DIGICEL, S.A. DE C.V.

Attest:	/s/ Frank O’Carroll	By:	/s/ Marcelo Julio Aleman Zapata
	Name: Frank O’Carroll		Name: Marcelo Julio Aleman Zapata
	Title: Company Secretary		Title: Sole Administrator

Pursuant to the requirements of the Trust Indenture Act of 1939, the Applicant below, a company organized and existing under the laws of France, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and attested, all in the city of Ducos, Martinique, on the 18th day of January 2024.

DIGICEL ANTILLES FRANCAISES GUYANE

Attest:	/s/ Maarten Boute	By:	/s/ Raphael Olivier Boulanger
	Name: Maarten Boute		Name: Raphael Olivier Boulanger
	Title: Director and General Manager		Title: Director

Pursuant to the requirements of the Trust Indenture Act of 1939, the Applicant below, a company organized and existing under the laws of France, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and attested, all in the city of Cork, Ireland, on the 18th day of January 2024.

DIGICEL FRENCH CARIBBEAN S.A.S.

Attest:	/s/ Frank O’Carroll	By:	/s/ Charles Coughlan
	Name: Frank O’Carroll		Name: Charles Coughlan
	Title: Company Secretary		Title: Chairman

Pursuant to the requirements of the Trust Indenture Act of 1939, the Applicant below, a company organized and existing under the laws of Guyana, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and attested, all in the city of Georgetown, Guyana, on the 18th day of January 2024.

U-MOBILE (CELLULAR) INC.

Attest:	/s/ Gregory Dean	By:	/s/ Clifford Reis
	Name: Gregory Dean		Name: Clifford Reis
	Title: Secretary		Title: Director

Pursuant to the requirements of the Trust Indenture Act of 1939, the Applicant below, a company organized and existing under the laws of Haiti, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and attested, all in the city of Miami, Florida, on the 18th day of January 2024.

ONEFONE, S.A.

Attest:	/s/ Holly McNamara	By:	/s/ Maarten Boute
	Name: Holly McNamara		Name: Maarten Boute
	Title: Director		Title: Director

Pursuant to the requirements of the Trust Indenture Act of 1939, the Applicant below, a company organized and existing under the laws of Haiti, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and attested, all in the city of Port-au-Prince, Haiti, on the 18th day of January 2024.

UNIGESTION HOLDING, S.A.

Attest:	/s/ Holly McNamara	By:	/s/ Sophia Stransky
	Name: Holly McNamara		Name: Sophia Stransky
	Title: Director		Title: Director

Pursuant to the requirements of the Trust Indenture Act of 1939, the Applicant below, a company organized and existing under the laws of Jamaica, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and attested, all in the city of Kingston, Jamaica, on the 18th day of January 2024.

DIGICEL (JAMAICA) LIMITED

Attest:	/s/ Alethia Tomlinson	By:	/s/ Stephen Murad
	Name: Alethia Tomlinson		Name: Stephen Murad
	Title: Secretary		Title: Director

Pursuant to the requirements of the Trust Indenture Act of 1939, the Applicant below, a company organized and existing under the laws of Jamaica, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and attested, all in the city of Kingston, Jamaica, on the 18th day of January 2024.

OCEANIC DIGITAL JAMAICA LIMITED

Attest:	/s/ Alethia Tomlinson	By:	/s/ Stephen Murad
	Name: Alethia Tomlinson		Name: Stephen Murad
	Title: Secretary		Title: Director

Pursuant to the requirements of the Trust Indenture Act of 1939, the Applicant below, a company organized and existing under the laws of Luxembourg, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and attested, all in the city of Dublin, Ireland, on the 18th day of January 2024.

FRENCH CARIBBEAN HOLDINGS S.À R.L.

Attest:	/s/ Dermot Hayes	By:	/s/ John Ryall
	Name: Dermot Hayes		Name: John Ryall
	Title: Director		Title: Director

Pursuant to the requirements of the Trust Indenture Act of 1939, the Applicant below, a company organized and existing under the laws of St. Lucia, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and attested, all in the city of Rodney Bay, St. Lucia, on the 18th day of January 2024.

BAMBA HOLDINGS LIMITED

Attest:	/s/ Rhory McNamara	By:	/s/ Joel Wallace
	Name: Rhory McNamara, as Secretary, on behalf of MCSI INC.		Name: Joel Wallace
	Title: Secretary		Title: Director

Pursuant to the requirements of the Trust Indenture Act of 1939, the Applicant below, a company organized and existing under the laws of St. Lucia, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and attested, all in the city of Rodney Bay, St. Lucia, on the 18th day of January 2024.

DIGICEL CARIBE HOLDING LIMITED

Attest:	/s/ Rhory McNamara	By:	/s/ Joel Wallace
	Name: Rhory McNamara, as Secretary, on behalf of MCSI INC.		Name: Joel Wallace
	Title: Secretary		Title: Director

Pursuant to the requirements of the Trust Indenture Act of 1939, the Applicant below, a company organized and existing under the laws of St. Lucia, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and attested, all in the city of Castries, St. Lucia, on the 18th day of January 2024.

DIGICEL EASTERN CARIBBEAN LIMITED

Attest:	/s/ Rhory McNamara	By:	/s/ Holly McNamara
	Name: Rhory McNamara, as Secretary, on behalf of MCSI INC.		Name: Holly McNamara
	Title: Secretary		Title: Director

Pursuant to the requirements of the Trust Indenture Act of 1939, the Applicant below, a company organized and existing under the laws of St. Lucia, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and attested, all in the city of Castries, St. Lucia, on the 18th day of January 2024.

DIGICEL GUYANA HOLDINGS LTD.

Attest:	/s/ Rhory McNamara	By:	/s/ Holly McNamara
	Name: Rhory McNamara, as Secretary, on behalf of MCSI INC.		Name: Holly McNamara
	Title: Secretary		Title: Director

Pursuant to the requirements of the Trust Indenture Act of 1939, the Applicant below, a company organized and existing under the laws of St. Lucia, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and attested, all in the city of Castries, St. Lucia, on the 18th day of January 2024.

DIGICEL GUYANA LTD.

Attest:	/s/ Rhory McNamara	By:	/s/ Holly McNamara
	Name: Rhory McNamara, as Secretary, on behalf of MCSI INC.		Name: Holly McNamara
	Title: Secretary		Title: Director

Pursuant to the requirements of the Trust Indenture Act of 1939, the Applicant below, a company organized and existing under the laws of St. Lucia, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and attested, all in the city of Miami, Florida, on the 18th day of January 2024.

DIGICEL HAITI HOLDING LIMITED

Attest:	/s/ Rhory McNamara	By:	/s/ Maarten Boute
	Name: Rhory McNamara, as Secretary, on behalf of MCSI INC.		Name: Maarten Boute
	Title: Secretary		Title: Director

Pursuant to the requirements of the Trust Indenture Act of 1939, the Applicant below, a company organized and existing under the laws of St. Lucia, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and attested, all in the city of Rodney Bay, St. Lucia, on the 18th day of January 2024.

DIGICEL HAITI INTERNATIONAL FINANCE LIMITED

Attest:	/s/ Rhory McNamara	By:	/s/ Joel Wallace
	Name: Rhory McNamara, as Secretary, on behalf of MCSI INC.		Name: Joel Wallace
	Title: Secretary		Title: Director

Pursuant to the requirements of the Trust Indenture Act of 1939, the Applicant below, a company organized and existing under the laws of St. Lucia, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and attested, all in the city of Rodney Bay, St. Lucia, on the 18th day of January 2024.

DIGICEL HAITI INTERNATIONAL FINANCE HOLDINGS LIMITED

Attest:	/s/ Rhory McNamara	By:	/s/ Joel Wallace
	Name: Rhory McNamara, as Secretary, on behalf of MCSI INC.		Name: Joel Wallace
	Title: Secretary		Title: Director

Pursuant to the requirements of the Trust Indenture Act of 1939, the Applicant below, a company organized and existing under the laws of St. Lucia, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and attested, all in the city of Rodney Bay, St. Lucia, on the 18th day of January 2024.

FIBRE INVESTMENTS LIMITED

Attest:	/s/ Holly McNamara	By:	/s/ Joel Wallace
	Name: Holly McNamara		Name: Joel Wallace
	Title: Director		Title: Director

Pursuant to the requirements of the Trust Indenture Act of 1939, the Applicant below, a company organized and existing under the laws of Trinidad and Tobago, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and attested, all in the city of Port of Spain, Trinidad and Tobago, on the 18th day of January 2024.

DIGICEL (TRINIDAD & TOBAGO) LIMITED

Attest:	/s/ Lucy Gaffney	By:	/s/ Abraham Smith
	Name: Lucy Gaffney		Name: Abraham Smith
	Title: Director		Title: Director

Pursuant to the requirements of the Trust Indenture Act of 1939, the Applicant below, a company organized and existing under the laws of the Turks and Caicos Islands, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and attested, all in the city of Providenciales, Turks and Caicos Islands, on the 18th day of January 2024.

DIGICEL TURKS & CAICOS HOLDINGS LTD.

Attest:	/s/ Marlon Castillo Albrarico	By:	/s/ Addison Stoddard
	Name: Marlon Castillo Albrarico		Name: Addison Stoddard
	Title: Director		Title: Director

Pursuant to the requirements of the Trust Indenture Act of 1939, the Applicant below, a company organized and existing under the laws of the U.S. Virgin Islands, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and attested, all in the city of Pointe-à-Pitre, Guadeloupe, on the 18th day of January 2024.

ANTILLES CROSSING – ST. CROIX, INC.

Attest:	/s/ Ronald Rodney	By:	/s/ Valery Bijou
	Name: Ronald Rodney		Name: Valery Bijou
	Title: Director		Title: Director